UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

232806109

(CUSIP Number)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 232806109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): T. J. Rodgers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 17,275,623
8 SHARED VOTING POWER: 86,760
9 SOLE DISPOSITIVE POWER: 17,275,623
10 SHARED DISPOSITIVE POWER: 86,760

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 17,362,383
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share of Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company”). The principal executive offices of Cypress are located at 198 Champion Court, San Jose, California 95134.

Item 2.	Identity and Background.

(a) This Schedule 13D/A is being filed by T.J. Rodgers, an individual.

(b) Mr. Rodgers’ business address is located at: Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(c) Mr. Rodgers currently serves as President and Chief Executive Officer of Cypress and sits on its Board of Directors. Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the PSoC Programmable System-on-Chip, USB controllers, general-purpose programmable clocks, and memories. Cypress also offers wired and wireless connectivity solutions ranging from its WirelessUSB radio system-on-chip, to West Bridge and EZ-USB FX2LP controllers that enhance connectivity and performance in multimedia handsets. Cypress serves numerous markets, including consumer, computation, data communications, automotive and industrial. Cypress’ principal executive offices are located at 198 Champion Court, San Jose, California 95134.

(d) Mr. Rodgers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Rodgers has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rodgers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

This Schedule 13D/A relates to a change in beneficial ownership of Cypress common stock held by Mr. Rodgers as a result of a discretionary restricted stock unit award granted to Mr. Rodgers by the Company’s Board of Directors and a reduction in the number of shares outstanding due to the Company’s previously disclosed share buyback.

On November 21, 2008, at a regularly scheduled meeting of the Company’s Board of Directors and in connection with Mr. Rodgers’ annual performance review, the Company’s Board of Directors awarded a discretionary bonus of 33,670 fully vested restricted stock units (RSU). The bonus was primarily awarded in recognition of the Company’s successful spin-off of SunPower Corporation. Based on the $2.97 closing price of Cypress’ common stock on November 21, 2008, the bonus is valued at approximately $100,000. Mr. Rodgers’ base salary and variable compensation targets, which are based on the achievement of performance targets to be set by the Company’s Board of Directors, will remain the same for 2009.

Mr. Rodgers’ previous Schedule 13D/A, filed November 24, 2008, calculated his beneficial ownership at 11%, based on 144,816,080 shares of common stock issued and outstanding as of November 6, 2008, as set forth in the Company’s Form 10-Q, filed November 7, 2008. Since that date, the Company has repurchased 10,269,900 shares of its common stock. As of December 1, 2008, the total number of shares of common stock issued and outstanding is 134,584,223 (excluding approximately 650,000 RSUs scheduled to vest as of December 1, 2008). As a result, Mr. Rodgers’ beneficial ownership increased to approximately 12%.

Mr. Rodgers is currently President, Chief Executive Officer and a director of Cypress, having served in these capacities since 1982, respectively. In these roles, Mr. Rodgers is actively involved in managing the business and affairs of the Company and formulating its business strategies. Consequently, Mr. Rodgers intends to suggest and, from time to time, implement, plans or proposals which relate to, or would result in, one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The aggregate number of shares of common stock of Cypress beneficially owned by Mr. Rodgers is 17,362,383, consisting of:

(i) 6,946,139 shares of common stock held directly by Mr. Rodgers, of which, as of November 21, 2008, 2,636,940 are restricted shares subject to performance targets which may or may not be achieved;

(ii) 10,329,484 shares of common stock subject to stock options held by Mr. Rodgers, 8,875,159 of which are, as of November 21, 2008, exercisable or exercisable within 60 days;

(iii) 47,010 shares of common stock held by Valeta Massey, the spouse of Mr. Rodgers;

(iv) 1,250 shares of common stock subject to stock options held by Valeta Massey, the spouse of Mr. Rodgers, all of which are, as of November 21, 2008, exercisable or exercisable within 60 days;

(v) 38,500 shares of common stock held jointly by Mr. Rodgers and Valeta Massey.

The percentage of Cypress’ common stock beneficially owned by Mr. Rodgers is approximately 12%, based on a total of 144,914,957 shares of Cypress common stock issued and outstanding as of December 1, 2008 (which amount includes (a) 134,584,223 shares of common stock issued and outstanding as of December 1, 2008, plus (b) 10,330,734 shares of common stock subject to outstanding options held, as of December 1, 2008, by Mr. Rodgers and his spouse as described above, in accordance with rules of the Securities and Exchange Commission).

2

(b) The number of Shares of common stock as to which Mr. Rodgers has:

(i) Sole power to vote or direct the vote: 17,275,623 shares;

(ii) Shares power to vote or direct the vote: 86,760 shares;

(iii) Sole power to dispose or direct the disposition of: 17,275,623 shares; and

(iv) Shared power to dispose or direct the disposition of: 86,760 shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of the shares is shared:

(A) Name: Valeta Massey.

(B) Residence or business address: Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

(C) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Valeta Massey is employed by Cypress, as an assistant to Mr. Rodgers. See subsection (c) of Item 2 above for a description of the principal business and address of Cypress.

(D) Valeta Massey has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(E) Valeta Massey has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(F) Citizenship: United States

(c) None

(d) No person other than Mr. Rodgers and Valeta Massey, the spouse of Mr. Rodgers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rodgers and any person with respect to any securities of the Company other than stock option, restricted stock unit and similar employee equity agreements consistent with those used generally by the Company for employee equity awards.

Item 7.	Materials to be Filed as Exhibits.

None.

3

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2008	T. J. RODGERS

/s/ T. J. RODGERS

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

4